UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Stacy L. Fox, Esq.

General Counsel and Secretary

DowDuPont Inc.

974 Centre Road

Wilmington, DE 19805

(302) 774-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Amy E. Wilson

The Dow Chemical Company

2211 H.H. Dow Way

Midland, MI 48674

November 8, 2018

(Date of Event which Requires Filing of this Amendment No. 9)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of Reporting Person DowDuPont Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 23,832,630
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 23,832,630
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,832,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 44.6% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

The percentage set forth in row (13) is based on 50,439,210 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of November 5, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 00856G109

1.	Name of Reporting Person The Dow Chemical Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 23,832,630
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 23,832,630
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,832,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 44.6% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

The percentage set forth in row (13) is based on 50,439,210 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of November 5, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018.

SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the Schedule 13D filed by The Dow Chemical Company (“Dow”) on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Dow on May 12, 2016, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by Dow on April 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons on September 8, 2017, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by the Reporting Persons on May 3, 2018, as amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed by the Reporting Persons on July 6, 2018, as amended by Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed by the Reporting Persons on September 4, 2018, as amended by Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed by the Reporting Persons on September 25, 2018, and as amended by Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed by the Reporting Persons on October 17, 2018, relating to the Common Stock of the Issuer (as so amended through Amendment No. 8, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends and supplements the Schedule 13D to include the information set forth below. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Appendix A referred to in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as set forth on the revised Appendix A attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph.

Since the filing of Amendment No. 8 to Schedule 13D, Dow has acquired an aggregate of 578,317 additional shares of Common Stock for an aggregate purchase price of $3,276,963.61. The source of the funds to make such purchases came from Dow’s working capital.

Item 5.	Interest in Securities of the Issuer

(a)    As of the date hereof, the Reporting Persons beneficially own 20,832,630 shares of Common Stock, representing 41.30% of the Issuer’s outstanding Common Stock, and 3,000,000 warrants to purchase Common Stock, each to purchase one share of Common Stock. If the Reporting Persons were to exercise its warrants to purchase Common Stock and no other person exercised warrants to purchase Common Stock held by that person, the Reporting Persons would beneficially own 23,832,630 shares of Common Stock, representing 44.6% of the Issuer’s outstanding Common Stock. The percentage set forth in this Item 5 is based on 50,439,210 outstanding shares of Common Stock of AgroFresh Solutions, Inc. as of November 5, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018. To the best of the Reporting Person’s knowledge, none of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock.

The Reporting Persons each have indirect beneficial ownership of the 23,832,630 shares of Common Stock, which Common Stock is directly owned by Rohm & Haas Company, a wholly owned subsidiary of Dow (“R&H”).

(c)    During the past 60 days, the Reporting Persons acquired beneficial ownership of 1,406,048 shares of the Issuer’s Common Stock through acquisitions made between September 14, 2018 and November 12, 2018 on the open market on account of R&H at prices ranging from $4.90 per share to $6.87 per share (exclusive of any fees, commissions or other expenses). Upon request, the Reporting Persons hereby undertake to provide to the Issuer, any stockholder of the Issuer or the Staff of the SEC, full information regarding the number of shares of the Issuer’s Common Stock purchased and the prices of each trade within the ranges set forth in this Item 5(c).

Except as described in this Amendment No. 9, none of the Reporting Persons has effected any transaction in shares of Common Stock of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any of the Scheduled Persons in shares of Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 13, 2018

DOWDUPONT INC.

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	Assistant Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	Corporate Secretary and General Counsel

APPENDIX A

Information Concerning Executive Officers and

Directors of DowDuPont Inc.

The current executive officers and directors of DowDuPont Inc. and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions of the executive officers set forth below opposite an individual’s name refer to positions with DowDuPont Inc. In addition, unless otherwise indicated, all individuals identified below are citizens of the United States of America.

Executive Officer Name	Present Principal Occupation or Employment	Business Address
Edward D. Breen	Chief Executive Officer	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Howard I. Ungerleider	Chief Financial Officer	c/o The Dow Chemical Company 2211 H.H. Dow Way, Midland, MI 48674

Stacy L. Fox	General Counsel and Secretary	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

James R. Fitterling	Chief Operating Officer, Materials Science Division	c/o The Dow Chemical Company 2211 H.H. Dow Way, Midland, MI 48674

James C. Collins, Jr.	Chief Operating Officer, Agriculture Division	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Marc Doyle	Chief Operating Officer, Specialty Products Division	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Jeanmarie F. Desmond	Co-Controller	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Ronald C. Edmonds	Co-Controller	c/o The Dow Chemical Company 2211 H.H. Dow Way, Midland, MI 48674

Director Name	Present Principal Occupation or Employment	Residence or Business Address
Lamberto Andreotti*	Former Chairman of the Board and Chief Executive Officer, Bristol-Myers Squibb Company (global healthcare company)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Jacqueline K. Barton	John G. Kirkwood and Arthur A. Noyes Professor of Chemistry and Norman Davidson Leadership Chair of the Division of Chemistry and Chemical Engineering, California Institute of Technology (institution of higher education and private research)	c/o The Dow Chemical Company 2211 H.H. Dow Way, Midland, MI 48674

James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer, The Boeing Company (aerospace company and manufacturer of commercial jetliners and military aircraft)	c/o The Dow Chemical Company 2211 H.H. Dow Way, Midland, MI 48674

Edward D. Breen	See above table with respect to executive officers of DowDuPont Inc.

Robert A. Brown	President, Boston University (institution of higher education and private research)	Boston University Office of the President 1 Silber Way, 8th Floor, Boston, MA 02215

Alexander M. Cutler	Former Chairman and Chief Executive Officer, Eaton Corporation Plc (global power management company)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Richard K. Davis	Former Executive Chairman and Chief Executive Officer, U.S. Bancorp (financial services holding company)	c/o The Dow Chemical Company 2211 H.H. Dow Way, Midland, MI 48674

Jeff M. Fettig	Executive Chairman, DowDuPont Inc. Chairman, Whirlpool Corporation (manufacturer of home appliances)	Whirlpool Corporation 2000 North M63, Benton Harbor, MI 49022

Marillyn A. Hewson	Chairman, President and Chief Executive Officer, Lockheed Martin Corporation (aerospace, defense, security and advanced technology company)	Lockheed Martin Corporation 6801 Rockledge Drive, Bethesda, MD 20817

Lois D. Juliber	Former Vice Chairman, Colgate-Palmolive Company (production and marketing of consumer products)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Paul Polman*	Chief Executive Officer, Unilever PLC and Unilever N.V. (a provider of nutrition, hygiene and personal care products)	Unilever PLC 100 Victoria Embankment London EC4Y 0DY United Kingdom

Dennis H. Reilley	Non-Executive Chairman, Marathon Oil Corporation (oil and natural gas exploration and production company)	Marathon Oil Corporation 5555 San Felipe Street, Houston, TX 77056

James M. Ringler	Chairman, Teradata Corporation (a provider of database software, data warehousing and analytics)	Teradata Corporation 10000 Innovation Drive, Dayton, OH 45342

Ruth G. Shaw	Former Group Executive, Public Policy and President, Duke Nuclear (provider of electricity and natural gas)	c/o The Dow Chemical Company 2211 H.H. Dow Way, Midland, MI 48674

Lee M. Thomas	Former Chairman and Chief Executive Officer, Rayonier Inc. (global forest products company)	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Patrick J. Ward	Chief Financial Officer, Cummins Inc. (designer, manufacturer, and distributer of engines and power generation products)	Cummins Inc. 500 Jackson Street, Columbus, IN 47201

*	Lamberto Andreotti is a citizen of Italy; Paul Polman is a citizen of the Netherlands.

Information Concerning Executive Officers and

Directors of The Dow Chemical Company

The current executive officers and directors of The Dow Chemical Company and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within The Dow Chemical Company and each individual is a citizen of the United States of America. In addition, unless otherwise indicated, the business address for each individual is c/o The Dow Chemical Company, 2211 H.H. Dow Way, Midland, Michigan 48674.

Executive Officer Name	Present Principal Position or Occupation
Ronald C. Edmonds	Co-Controller of DowDuPont Inc.; Controller and Vice President of Controllers and Tax of The Dow Chemical Company

James R. Fitterling	Chief Operating Officer, Materials Science Division of DowDuPont Inc.; Chief Executive Officer of The Dow Chemical Company

Heinz Haller*	Executive Vice President and President of Dow Europe, Middle East, Africa and India

Peter Holicki*	Senior Vice President, Operations, Manufacturing & Engineering, Environment, Health & Safety Operations, and Emergency Services & Security

Amy E. Wilson	Assistant Corporate Secretary of DowDuPont Inc.; General Counsel and Corporate Secretary of The Dow Chemical Company

Karen S. Carter	Chief Human Resource Officer

A. N. Sreeram	Senior Vice President, Research & Development, and Chief Technology Officer

Howard I. Ungerleider	Chief Financial Officer of DowDuPont Inc.; President and Chief Financial Officer of The Dow Chemical Company

Director Name	Present Principal Occupation or Employment	Residence or Business Address
James R. Fitterling	See above table with respect to executive officers of The Dow Chemical Company

Howard I. Ungerleider	See above table with respect to executive officers of The Dow Chemical Company

*	Heinz Haller is a citizen of Switzerland; Peter Holicki is a citizen of Germany